Exhibit 12.1

AMERICAN ROCK SALT CO. LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Years Ended September 30,					Nine Months Ended June 30,
	1999	2000	2001	2002	2003	2003	2004
Income (loss) from continuing operations	(2,025)	(3,497)	(630)	8,235	17,757	17,821	19,993
Plus: Amortization of Capitalized interest	—	—	—	845	1,014	760	760
Plus: Fixed Charges	109	8,776	3,666	5,133	4,380	3,409	8,215
Less: Interest Capitalized	—	8,303	6,221	126	—	—	—
Income from continuing operations plus fixed charges, Amortization of capitalized interest, less capitalized interest	(1,916)	(3,024)	(3,185)	14,087	23,150	21,991	28,969
Fixed Charges:
Interest Expense (Net)	109	352	(2,724)	4,743	4,202	3,253	7,859
Interest Capitalized	—	8,303	6,221	126	—	—	—
Amortization of Capitalized expense related to indebtedness	—	—	8	94	—	24	222
Rentals	—
Rail Cars - 5.6%	—	121	161	161	161	121	121
Equipment - 6%	—	—	—	9	16	12	13
Total fixed charges	109	8,776	3,666	5,133	4,380	3,409	8,215
Income from continuing operations plus fixed charges, Amortization of capitalized interest, less capitalized interest	(1,916)	(3,024)	(3,185)	14,087	23,150	21,991	28,969
Preferred dividend requirements	—	—	—	—	—	—	—
Total fixed charges	109	8,776	3,666	5,133	4,380	3,409	8,215
Ratio of earnings to fixed charges	—	—	—	2.74	5.29	6.45	3.53

For purposes of computing the ratio of earnings to fixed charges, earnings consist of net income before fixed charges (the company does not incur income taxes). Fixed charges consist of net interest expense including the amortization of deferred debt issuance costs and the interest component of our operating rents. The ratio of earnings to fixed charges on a historical basis with respect to fiscal years 1999, 2000 and 2001 is not meaningful because during that period we were still in mine development and ramp-up phase. Earnings were insufficient to cover fixed charges by approximately $2.0, $11.8, and $6.8 million respectively, for the fiscal years ended September 1999, 2000, and 2001.